April 21, 2022

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Andi Carpenter

 Kevin Stertzel

Re:     Gentherm Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 17, 2022

File No. 000-21810

Dear Ms. Carpenter and Mr. Stertzel,

In your letter dated April 13, 2022 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for the Fiscal Year ended December 31, 2021 within ten business days or advise you when we would provide a response.

During our telephone conversation with Andi Carpenter on April 15, 2022, we advised her that, due to the timing of our quarterly financial reporting and time constraints on our finance and legal personnel, we were requesting an extension of time to provide a response. As a result, and as agreed with Ms. Carpenter during our telephone conversation, we will submit our response to the Staff Comment Letter by May 4, 2022.

Sincerely,

/s/ Matteo Anversa

Matteo Anversa

EVP, Chief Financial Officer and Treasurer